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2012 March 01

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
U.S.A.

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Dear Sirs/Madame:

Re: Your File No. 000-30614

We write in response to your letter of February 23, 2012 wherein you enquire about certain matters around our equity accounting for our interest in OJVG, as set out in our recent Form 6-K filing. SEC contact staff cited in that letter are Steve Lo and John Archfield.

Our response to your item 1 (the sole item in your comment letter) follows.

We confirm that the OJVG financial information in our financial statement Note 5 was prepared under IFRS. In future filings, we will add a line of disclosure in this note to set out this fact.

As to how we assess the equity method investee (namely, OJVG) for impairment, we follow IFRS 6 Exploration for and Evaluation of Mineral Resources. At para 18 thereof this IFRS states: “Exploration and evaluation assets shall be assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.”

We believe that, to date, there are no facts and/or circumstances which suggest the OJVG carrying amount might exceed the recoverable amount. Accordingly, any assessment for impairment is precluded.

We base our belief principally on the following facts. First, an independent feasibility study dated June 2010 estimates the project net present value undiscounted to be USD $119 MM / $252 MM / $472 MM using gold price assumptions of USD $880 / $1000 /$1200 per ounce respectively, and USD $74 MM / $182 MM / $361 MM discounted at 3% at the same gold prices respectively. Second, since announcing in the public forum the conclusions of this feasibility study on July 15, 2010, we have issued 14 further engineering-based news releases summarizing exploration results which we believe a reasonable reader would interpret as augmenting the merits of the OJVG project and its financial prospects. Third, since June 2010 the price of gold has increased from approximately USD $1230 in June 2010 to approximately USD $1740 in February 2012; we believe a reasonable reader would interpret this as augmenting the merits of the OJVG project and its financial prospects.

(…cont’d)

Oromin Explorations Ltd.
Reply ltr to SEC
2012 March 01
Page 2 of 2

We conclude this response with our acknowledgment that the Company is responsible for the adequacy and accuracy in its filings; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find our response satisfactory. The writer may be contacted as set out in the letterhead.

Yours sincerely,

OROMIN EXPLORATIONS LTD.
per:

Signed: “Ian Brown”

Ian Brown, CA
Chief Financial Officer